

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2024

David Kirkley
Chief Financial Officer
Home Bancorp, Inc.
503 Kaliste Saloom Road
Lafayette, LA 70508

      Re: Home Bancorp, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-34190

Dear David Kirkley:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance